Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cottonwood Communities, Inc.:

We consent to the incorporation by reference in the prospectus related to the registration statement (No. 333-215272) on Form S-11 of Cottonwood Communities, Inc. of our report dated March 25, 2020, with respect to the consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), incorporated by reference therein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

April 17, 2020